Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 11 DATED JANUARY 18, 2019

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018, Supplement No. 7 dated November 15, 2018, Supplement No. 8 dated December 21, 2018, Supplement No. 9 dated January 3, 2019 and Supplement No. 10 dated January 17, 2019. Terms used and not otherwise defined in this Supplement No. 11 shall have the same meanings as set forth in our prospectus, as supplemented.

The purpose of this Supplement No. 11 is to disclose our acquisition of a hotel portfolio.

Hotel Portfolio Acquisition

The disclosure appearing under the subheading “Identification of Investments” beginning on page 103 of our prospectus and all disclosure in our prospectus regarding the blind-pool nature of our offering is supplemented with the following:

On each of January 10, 2019, January 11, 2019 and January 15, 2019, through our indirect wholly-owned subsidiary, we acquired a fee simple interest in hotel properties which together comprise a U.S.-based select service hotel portfolio (the “Portfolio”) from affiliates of Noble Investment Group, which is not affiliated with us or our Advisor. The Portfolio is a fully renovated, premium-branded, stable select service portfolio totaling 1,057 hotel rooms, comprised of eight hotels located primarily in Florida and Colorado. The Portfolio was acquired in a series of off-market transactions for $229 million, excluding closing costs, which represents an approximately 5-10% discount to replacement cost in the respective markets. The table below includes certain historical information with respect to the average occupancy, the average daily rate and the revenue per available room of the Portfolio.

Year	Average Occupancy Per Night	Average Daily Rate	Revenue Per Available Room
2015(1)	75.6%	$128	$97
2016	79.6%	$136	$108
2017	81.1%	$137	$111
2018(2)	79.9%	$134	$107

(1): Operating metrics are understated as the Hyatt Place Boulder opened midway through 2015.

(2): 2018 performance is normalizing from an inflated 2017 due to hurricanes in the Florida area which benefitted certain Portfolio properties in 2017 and the Hyatt Place Boulder experienced temporary disruption in 2018 from management turnover prior to our ownership.

The hotels in the Portfolio are well located in high growth markets. On a weighted average basis, the markets in the Portfolio have grown at double the pace of the broader U.S. in both population and employment over the last five years. Approximately 30% of the Portfolio’s income comes from two properties located in Tampa, Florida, each of which is in close proximity to the Tampa Airport, which is undergoing an approximately $2 billion renovation and expansion. Approximately 20% of the Portfolio’s income comes from a property located in Boulder, Colorado, which is in close proximity to both the expanding Google LLC presence as well as three major mixed-use developments. Additionally, approximately 20% of the Portfolio’s income comes from two properties located in Fort Myers, Florida, where the metropolitan statistical area has had the highest population growth in Florida at four times the broader U.S. growth rate. The remaining approximately 30% of the Portfolio’s income comes from properties located in attractive submarkets with stable and consistent demand drivers including Knoxville, Tennessee; Little Rock, Arkansas; and Cleveland, Ohio. The Portfolio is high

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quality, has a weighted average of just three years since the most recent renovation, and will require minimal capital in the short to medium term. We acquired the Portfolio free of any management encumbrances, offering us both the full flexibility to improve the Portfolio’s performance going forward and the ability to take advantage of the proprietary manager relationships of our Advisor.

We funded the acquisition of the Portfolio with a combination of cash on hand (which primarily consists of proceeds from our public offering), the assumption of existing property-level debt for six of the eight hotel properties, and new property-level indebtedness provided by Deutsche Bank for the remaining two hotel properties.

We have no plans for material capital improvements and we believe the hotels in the Portfolio are adequately covered by insurance and suitable for their intended purposes as hotels. The hotels in the Portfolio will face competition from similarly situated hotels in the area. We will depreciate buildings based upon an estimated useful life of 40 years and furniture, fixtures, equipment and site improvements for 3 to 15 years. At acquisition, the estimated annual real estate taxes on the hotels in the Portfolio total approximately $2.4 million.

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